[On the letterhead of Eversheds Sutherland (US) LLP]
June 26, 2025

VIA EDGAR

Christopher R. Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:     Prospect Enhanced Yield Fund
    Registration Statement on Form N-2
    File Nos. 333-280963 and 811-23989

Dear Mr. Bellacicco:

On behalf of Prospect Enhanced Yield Fund (the “Fund” or the “Registrant”), set forth below are the Fund’s responses comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 16, 2025 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on September 26, 2024 and prior response letters filed by the Registrant on September 26, 2024 (“September Letter”) and March 5, 2025 (“March Letter”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. All page number references refer to the Registration Statement.

1.We refer to your response to Comment 9 in the September Letter and Comment 2 in the March Letter and to the following disclosure in the statement of additional information in the second paragraph under “Allocation of Investments”:

In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment.

Please confirm whether the investments contemplated by this statement are “aggregated investments” that are in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”) and relevant Staff interpretations under Section 17 of the 1940 Act and the rules thereunder. If so, please revise the disclosure to use a term such as “aggregated investments” so as to distinguish them from investments contemplated by co-investment orders that require exemptive relief.

Response: The Registrant confirms that the investments contemplated by the referenced statement are aggregated investments, and has updated the disclosure to replace the term “co-investment” with “aggregated investments.”

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Christopher R. Bellacicco June 26, 2025 Page 2

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:    John F. Kernan, Staff Accountant
    Ryan R. Sutcliffe, Branch Chief
    Christian T. Sandoe, Assistant Director
M. Grier Eliasek, Prospect Enhanced Yield Management, LLC